February 5, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, MAIL STOP 7010
ATTN:  John Cash, Accounting Branch Chief
450 Fifth Street, N.W.
Washington, DC  20549-0306

RE:	Southwall Technologies, Inc.
Form 10-K for the year ended December 31, 2006
Form 10-Q for the Period Ended September 30, 2007
Commission File Number: 0-15930

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated December 27, 2007 regarding the above referenced filing.  The headings below correspond to the headings in the staff’s letter, and each of Southwall Technologies, Inc (“the Company”) responses is preceded by the text of the comment from the staff’s letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

1.  We note your revisions to the annual income tax rate reconciliation.  Please ensure that the following comments are reflected in your reconciliation to be included in the September 30, 2007 10-Q/A and in the December 31, 2007 10-K and show us supplementally what the revised disclosures will look like.
•	Revise the “State, net or Federal Benefit” caption to appropriately identify what is a state income tax item and what is a federal income tax item.
•	Clarify how a “Federal Benefit” could have the effect of increasing the tax provision by $32,000 and $672,691 in 2004 and 2005.
•
The “Foreign Rate differential” caption should only comprise the difference between the assumed 35% statutory rate and the German statutory rate.  As such, reclassify the $400,000 reversal as a separate line item and disclose in the footnote or in MD&A the German statutory rate.  Also expand your MD&A to clarify that the reversal is a change in estimate and not an accounting error from prior periods.

•	Revise the “Foreign Tax Credit” caption to reflect the true nature of this reconciling item.

Mr. John Cash
November 30, 2007

Response:

With respect to the first 2 bullet points and pursuant to our tax advisors’ discussions last week with Bret Johnson, the language should be “State, net of federal benefit”.  This line actually represents the state tax provision or benefit.  The language “net of federal benefit” is taking the fact that the states taxes are deductible for Federal purposes into account to show a true state rate.  As such, this amount represents the true state tax amount.  In the future, we may just title this “state taxes”.

The Foreign Rate differential caption is designed in the provision to capture the difference between the Federal statutory tax rate and the actual foreign tax rate not necessarily the foreign statutory rate but rather the ultimate rate.  Thus, the foreign rate differential calculated is ultimately the foreign income at statutory rates plus or minus permanent differences including any tax reserves.  Thus, we have included the $400k reversal in this line item as we feel it should have gone in  this line when the reserve was established.

Pursuant to our discussion with Bret Johnson, we will revise the “Foreign Tax Credit” caption to note that it is “Foreign tax credit true up” as it is a true up of prior year Foreign Tax Credits.  We will ensure that this item is properly disclosed in the annual year end rate reconciliation for the year ended December 31, 2007 if the amount is material and ensure that it is discussed in the discussion area.

2.  We note your response to prior comment 3 in your letter dated December 10, 2007.  Since this adjustment had a 12% impact on the 2006 annual tax provision and may have impacted prior interim and annual periods, please provide the following information.
•	Tell us why the 2006 ending DTA was overstated and if it relates to a prior period accounting error. If so, please quantify the impact on each period.
•	Tell us the accounting entries you used to record the adjustment in 2006.

Response:

The 2006 ending DTA was overstated due to estimates made at the time of the provision based on the best available information.  It does not relate to a prior period accounting error and has no impact on the financials due to the full valuation allowance.   The entries were a credit to deferred tax asset and a debit to the income statement and then a corresponding debit to valuation allowance and credit to income statement.   The net effect is zero to the Balance Sheet and to the Income Statement.

Mr. John Cash
November 30, 2007

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

3. We note your response to prior comment 4 in your letter dated December 10, 2007.  Please tell us and disclose in future filings, as applicable, why the quarterly tax expense for your German operations decreased from 42.9% to (2.5%) of the German pre-tax income from June 30, 2006 to June 30, 2007.  The $0.1 million additional tax expense to the foreign subsidiary from the income tax audit for prior years would partially explain the higher effective tax rate for your German operations in the quarter ended June 30, 2006, but it remains unclear why the German tax expense is ($3,000) when there was $118,000 of German taxable income for the quarter ended June 30, 2007.  Based on the foreign rate differential you disclose, we would expect a $45,000 tax provision for the German operations (37.9% of $118,000).  Please provide the accounting entries you recorded for your U.S. and German quarterly tax provision for the period ended June 30, 2007.

Response:

The primary reason for the German effective tax rate being lower in the quarter ended June 30, 2007 is the effect on the German income tax expense of permanent tax differences related to our German subsidiary.  These differences had a greater impact in the quarter ended June 30, 2006 as compared to the quarter ended June 30, 2007 and was not caused by higher permanent differences, but rather the income in the 2007 quarter was lower than the income in the 2006 quarter making the impact of the permanent differences, as a percentage, greater in 2007 than 2006.  These permanent differences relate to subsidies received in prior years from the German government as a result of the building of and investment in their new facilities.

US GAAP requires the subsidies received be offset against the basis of the facility resulting in amortization that is lower due to the lower basis of in the assets, whereas when computing our German income tax these subsidies do not reduce the basis of the assets, creating a permanent difference.   This amount has been included in the calculation of the foreign rate differential line which is discussed further in response 2 above.

FORM 10-Q THE PERIOD ENDED JUNE 30, 2007

4. We note the proposed revisions you submitted in response to prior comment 5 in your letter dated December 10, 2007.  Please quantify the percentage change in your German pre-tax income so readers can fully understand the change in the tax provision.  Please also include in your effective tax rate reconciliation the comparable prior year period with an explanation of any significant fluctuations.

Mr. John Cash
November 30, 2007

Response:

The German pre-tax income for the three months ending June 30, 2006 and June 30, 2007 were $511,163 and $117,538 respectively.  This represents a drop of approximately 77% in taxable income from period ended June 30, 2006 as compared to period ended June 30, 2007.   The effective tax rate reconciliation as compared to the 2006 tax rate reconciliation has been included in the amended 10-Q/A for the period ending September 30, 2007.  Below is the effective tax rate reconciliation for the periods ending June 30, 2007 as compared to June 30, 2006.  The foreign effective rate for the period ending June 30, 2007 was 25% compared to 37% for the period ended June 30, 2006.  This reduction in the foreign effective rate was partially due to the reasons discussed in our response to question number 3 above and to the difference related to the change in valuation allowance. The US pre tax income for period ended June 30, 2007 was $138 thousand as compared to a pre tax loss of $3.5 million for period ended June 30, 2006 which impacted the valuation allowance.

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006

Federal Statutory Rate	35.0%	35.0%

Permanent Items	4.97%	( 0.13%)

R&D Credit	(6.25)%	0.55%

Foreign Rate Differential	(8.40%)	(1.65%)

Change in Valuation Allowance	(4.19)%	(57.88%)

Effective Tax Rate	21.13%	(24.11%)

5.  We note your response to prior comment 6 in your letter dated December 10, 2007.  Please expand the proposed revisions to disclose your standard repayment terms.  Also tell us supplementally the amount of the September 30, 2007 outstanding accounts receivables subsequently collected in cash.

Mr. John Cash
November 30, 2007

Response:

The Company acknowledges the Commission’s comments and will amend Form 10-Q for period ended September 30, 2007 to include the disclosures as follows:

Our cash and cash equivalents decreased $0.7 million from $5.5 million at December 31, 2006 to $4.8 million at September 30, 2007. Cash provided by operating activities of $0.9 million for the first nine months of 2007 was primarily the result of net income of $0.9 million, non-cash depreciation of $2.1 million, non-cash stock compensation expense of $0.3 million and a decrease in other current and non current assets of $0.2 million, offset by an increase in inventories of $0.4 million and an increase in deferred income tax of $0.1 million. Accounts Receivable increased from the quarter ending December 31, 2006 to the quarter ending September 30, 2007 by $2.1 million primarily due to higher sales in the third quarter of 2007 that were not collected by September 30, 2007. As of December 31, 2007, all receivables outstanding as of September 30, 2007 have been collected. The Company’s DSO increased from 36 days to 57 days respectively.  The primary reason for this change was the elimination of Mitsui as one of the Company’s main customers, as their payment terms were net 15 days, and receivables for this customer were consistently collected within these terms. The Company’s current standard customer payment terms ranges from net 45 to net 60 days.

 6. Please revise your MD&A to disclose that a main customer was eliminated and the amount of sales generated to this customer so readers can assess the future impact of losing Mitsui.

Response:

The Company acknowledges the Commission’s comments and will amend Form 10-Q for period ended September 30, 2007 to include the disclosures as follows:

Termination of a Manufacturing and Supply Agreement.  The Company has sold a highly specialized EMI filtering film for use in Plasma Display Panels under an exclusive Manufacturing and Supply Agreement to our customer, Mitsui Chemicals, for over 4 years; this agreement was to expire at the end of 2007.Subsequent to the end of the third quarter, September 30, 2007, Southwall Technologies Inc. and Mitsui Chemicals, Inc. reached an agreement to terminate a contract between the two parties on November 15, 2007.  Under the terms of this contract Mitsui Chemicals, Inc. was obligated to purchase a minimum amount of electronic display materials from Southwall Technologies Inc. throughout 2007.  Due to price sensitivity in the electronic display market, the two companies mutually agreed to a termination of this contract. As consideration for the termination of this contract Mitsui Chemicals has paid $2.96 million to Southwall Technologies Inc.  In 2007, Mitsui accounted for $2.247 million in revenue.  In 2006, the EMI filtering film revenue accounted for approximately 25% of Southwall’s sales.  Due to the competitive nature of pricing in this market, the Company expects significantly decreased revenues on an ongoing basis attributable to this product line.

Mr. John Cash
November 30, 2007

7. Tell us when you intend to file the amendment.

Response:

The Company intends to file the Form 10-Q/A for period ended September 30, 2007 on or before February 5, 2008

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours.

Southwall Technologies, Inc.

By:	/s/ R. Eugene Goodson

Dr. R. Eugene Goodson
Principal Executive Officer
Executive Chairman

cc:	Bret Johnson
Al Pavot
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